UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2002.


                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |_|            Form 40-F  [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_|   No [x]




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                                                                          Page 2


                                      INDEX



Press Release dated October 16, 2002                        Page 3

Material Change Report dated October 17, 2002               Page 4-5

Signature Page                                              Page 6




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                                                                          Page 3


                                  Press Release

Toronto, Canada - October 16, 2002 - Kinross Gold Corporation (TSX-K; Amex-KGC) is pleased to announce that its 54.7%-owned Russian subsidiary, Omolon Gold Mining Company, has reached agreement in principle with the Magadan Administration representing itself and a majority of the Russian shareholders of Omolon. Under the agreement in principle, Omolon will offer to purchase the outstanding shares currently held by all the Russian shareholders for the Ruble equivalent of US$ 45.4 million and the Administration will ensure that all of these shares will be tendered to this offer. This arrangement will allow the debt owed to the local Administration by the Russian shareholders to be repaid. After consummation of the transaction, Omolon would become a 100%-owned Kinross subsidiary. Following implementation of the agreement in principle, Kinross expects that all pending lawsuits commenced by the Russian shareholders will be terminated in the process of completing this transaction. This transaction is expected to close by mid November 2002, and funds to complete this transaction will be paid out of Omolon's cash on hand. This agreement was facilitated by participation of representatives from the Ministry of Finance of the Russian Federation, who will continue to play a role in implementing the transaction.

While the process of purchasing these shareholdings has taken a great deal of time, Kinross believes that the decision to buy out the Russian shareholders and resolve the outstanding lawsuits is in the best interests of both Kinross and the Russian Government and we look forward to working with the local Administration to develop a plan to put Birkachan into production in 2004. In the meantime, the open pit mining phase of the high grade Kubaka deposit concluded on October 7, 2002 and the mill will continue to process stockpiled ore supplemented with ore from the residual mining of Kubaka by underground methods in 2003. Resumption of exploration at Birkachan and other nearby targets is expected to restart in November.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.


    For further information: e-mail info@kinross.com or contact:

    Robert M. Buchan                         Gordon A. McCreary
    President and Chief Executive Officer    Vice President, Investor Relations
    Tel. (416) 365-5650                      and Corporate Development
                                             Tel. (416) 365-5132




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                                                                          Page 4


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT



Item 1. Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2. Dates of Material Changes

October 16, 2002

Item 3. Press Releases

Press release was issued by Kinross in Toronto on October 16, 2002 with respect to the material change and filed via SEDAR.

Item 4. Summary of Material Change

On October 16, 2002 Kinross announced that its 54.7%-owned Russian subsidiary, Omolon Gold Mining Company, has reached an agreement in principle with the Magadan Administration representing itself and a majority of the Russian shareholders of Omolon. Under the agreement in principle, Omolon will offer to purchase the outstanding shares currently held by all the Russian shareholders for the Ruble equivalent of US$ 45.4 million and the Administration will ensure that all of these shares will be tendered to this offer.

Item 5. Full Description of Material Change

Kinross announced that its 54.7%-owned Russian subsidiary, Omolon Gold Mining Company, has reached an agreement in principle with the Magadan Administration representing itself and a majority of the Russian shareholders of Omolon. Under the agreement in principle, Omolon will offer to purchase the outstanding shares currently held by all the Russian shareholders for the Ruble equivalent of US$
45.4 million and the Administration will ensure that all of these shares will be tendered to this offer. This arrangement will allow the debt owed to the local Administration by the Russian shareholders to be repaid. After consummation of the transaction, Omolon would become a 100%-owned Kinross subsidiary. Following implementation of the agreement in principle, Kinross expects that all pending lawsuits commenced by the Russian shareholders will be terminated in the process of completing this transaction. This transaction is expected to close by mid November 2002, and funds to complete this transaction will be paid out of Omolon's cash on hand. This agreement was facilitated by




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                                                                          Page 5


participation of representatives from the Ministry of Finance of the Russian Federation, who will continue to play a role in implementing the transaction.

While the process of purchasing these shareholdings has taken a great deal of time, Kinross believes that the decision to buy out the Russian shareholders and resolve the outstanding lawsuits is in the best interests of both Kinross and the Russian Government and we look forward to working with the local Administration to develop a plan to put Birkachan into production in 2004. In the meantime, the open pit mining phase of the high grade Kubaka deposit concluded on October 7, 2002 and the mill will continue to process stockpiled ore supplemented with ore from the residual mining of Kubaka by underground methods in 2003. Resumption of exploration at Birkachan and other nearby targets is expected to restart in November.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officer

          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

Item 9. Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


          DATED at Toronto this 17th day of October, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER: /s/ Shelley M. Riley
                                                  ------------------------
                                                  Shelley M. Riley
                                                  Corporate Secretary




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                                                                          Page 6


                                    SIGNATURE



          Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             KINROSS GOLD CORPORATION




                                             Signed: /s/ Shelley M. Riley
                                                     ------------------------
                                                     Shelley M. Riley
                                                     Corporate Secretary





October 17, 2002